Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2021

1.                  Date, Time and place: April 27, 2021, at 16:00 p.m., only in a digital form through the electronic system of remote attendance made available by Suzano S.A. (“Company”) pursuant to art. 21-C, Paragraph 2, item II of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM No. 481/09”) and in accordance with the rules established in the Shareholders Manual disclosed by the Company.

2.                  Call Notice: Called according to the call notice published on May 26, 27 and 30, 2021, in the newspapers Diário Oficial da Bahia (Diverse Section), Correio da Bahia (pages 38, 50, 50 respectively) and O Estado de S. Paulo (Estadão) (pages B16, B10, B8, respectively), in accordance with the provisions of art. 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”).

3.                  Attendance: The shareholders representing more than 77.15% (seventy-seven point fifteen percent) of the common shares issued by the Company at the Annual Ordinary General Meeting and 77.13% (seventy-seven point thirteen percent) of the common shares issued by the Company at the Extraordinary General Meeting, according to the expressed votes via Distance Voting Ballot and attendance registration in the electronic system of remote attendance made available by the Company, pursuant to art. 21-C, Paragraph 2, item II of ICVM No. 481/09. Also, Mr. Rubens Barletta, member of the Company’s Audit Board; Mrs. Ana Paula Pessoa, independent member of the Board of Directors and Coordinator of the Statutory Audit Committee (SAC), and Mr. José Vital Pessoa Monteiro Filho, representative of PricewaterhouseCoopers Auditores Independentes attended the meeting.

4.                  Opening and Board: The works were initiated by Mr. Walner Alves Cunha Júnior, pursuant to art. 8 of the Company’s Bylaws. Chairman: Walner Alves Cunha Júnior; Secretary: Iva Maria Souza Bueno.

5.                  Agenda: The chairman reported as follows. Ordinary General Meeting: (i) examine the management accounts concerning the fiscal year ended 12/31/2020; (ii) examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2020, as well as review the management report for such fiscal year; (iii) resolve on the absorption of accumulated losses by the balance of capital reserves; and (iv) determine the overall annual compensation of the Company’s management, for the fiscal year of 2021. Extraordinary General Meeting: (i) restructure the Company's Bylaws, with specific amendments to reflect the changes to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão (“B3”); and (ii) authorize the Company’s management to perform all necessary actions in order to implement the matters approved herein, pursuant to applicable law.

6.                  Documents: The Financial Statements for 2020 were published in the newspapers Diário Oficial do Estado da Bahia, Correio da Bahia and O Estado de S. Paulo (Estadão) in the edition of February 10, 2021 and as available to the Shareholders of the Company such as the copies of the publication of the Call Notice mentioned in Item 2 above, in the Company’s head office. In addition, they are available to Shareholders, at Suzano’s head office, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all related to the fiscal year ended on December 31, 2020, accompanied by the independent auditor’s report and the Audit Board report; (b) the Management Proposal including (i) a copy of the Bylaws containing the proposed amendments, pursuant to art. 11, item I of ICVM Instruction 481/09; (ii) the detailed report on the origin and justification of the proposed amendments, with an analysis of their legal and economic effects, under the terms of art. 11, item II of ICVM Instruction 481/09; and (iii) the information also required by Article 12 of ICVM No. 481/09 (“Management Proposal”); and (c) the Shareholders Manual, including instructions for participation in the AOEM.

7.                  Resolutions: Dismissed the reading of the documents mentioned in item 6 above, considering that they are known by the Shareholders of the Company, as well as of the consolidated voting map of expressed votes by the distance voting ballots, which was available for consultation by the shareholders attending the meeting, pursuant to paragraph 4 of art. 21-W of ICVM No. 481/09, the shareholders of the Company present in these shareholders meetings, decided to adopt the following resolutions, with abstentions being recorded in each case and having authorized the drawing up of these minutes in summary form and their publication with omission of the signatures of the shareholders, pursuant to the provision of art. 130, Paragraphs 1 and 2, of the Brazilian Corporations Law:

At the Ordinary General Meeting:

7.2       To approve, by majority votes, with 883,114,201 favorable votes, 1,253 contrary votes, and 167,057,061 abstentions, the accounts of the Company’s management for the fiscal year ended December 31, 2020.

7.3       To approve, by majority votes, with 882,964,063 favorable votes, 151,253 contrary votes, and 167,057,199 abstentions, the financial statements of the Company for the fiscal year ended 12/31/2020, as well as to approve the management report for such fiscal year.

7.4       To approve, by majority votes, with 1,040,189,072 favorable votes, 1,634 contrary votes, and 9,981,809 abstentions, the use of the balance of the capital reserves account, in the amount of R$6,410,885,000.00 (six billion, four hundred and ten million, eight hundred and eighty-five thousand reais), to absorb the accumulated losses balance, pursuant to the terms of item I, art. 200 of the Brazilian Corporation Law.

7.5       In view of the receipt of a request for the installation of the Audit Board by shareholders holding shares representing more than 2% of the total capital stock of the Company, pursuant to article 2 of CVM Instruction No. 324 of January 19, 2000, as well as the indication of enough candidates to comply with the provisions of art. 161, Paragraph 1, of the Brazilian Corporation Law and art. 24 of the Company’s Bylaws, approve the installation of the Company’s Audit Board with the reelection of the following members for a new term of office until the date of the Annual Ordinary Shareholders’ Meeting to resolve on the financial statements for the fiscal year ending on December 31, 2021, registering the favorable votes, contrary votes and abstentions indicated below.

Messrs. (i) Luiz Augusto Marques Paes, Brazilian, married, lawyer, enrolled in CPF/ME under No. 045.320.388-47, bearer of the Identity Card (RG) No. 12.605.359-5 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Gomes de Carvalho, 1306, 2nd floor, conjunto 22, Vila Olímpia, Zip Code 04547-005, and Roberto Figueiredo Mello, Brazilian, married, lawyer, enrolled in CPF/ME under No. 532.755.358-20, bearer of the Identity Card (RG) No. 3.922.596 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Líbero Badaró, 293 – 27th floor, Centro, Zip Code 01009-907, for the positions, respectively, of effective and alternate members of the Audit Board, with 602,613,903 favorable votes, no contrary votes and 402,221,186 abstentions; and (ii) Rubens Barletta, Brazilian, divorced, lawyer, enrolled in CPF/ME under No. 397.909.328-04, bearer of the Identity Card (RG) No. 3.540.429-2 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, conjunto 52, República, Zip Code 01037-010, and Luiz Gonzaga Ramos Schubert, Brazilian, widower, lawyer, enrolled in CPF/ME under No. 080.501.128-53, bearer of the Identity Card (RG) No. 2.560.033-3 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, conjunto 52, República, Zip Code 01037-010, for the positions, respectively, of effective and alternate members of the Audit Board, with 602,613,903 favorable votes, no contrary votes and 402,221,186 abstentions; and (iii) by majority vote of the Company’s minority shareholders, with 45,237,426 favorable votes, no contrary votes, and 45,542,336 abstentions, Messrs. Eraldo Soares Peçanha, Brazilian, married, accountant, enrolled in CPF/ME under No. 179.386.437-34, bearer of the Identity Card (RG) No. 020.809/09 CRC/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Avenida Prefeito Dulcidio Cardoso, 1400, apt. 1202, block I, Zip Code 22620-311, and Kurt Janos Toth, Brazilian, widower, economist, enrolled in CPF/ME under No. 193.789.557-20, bearer of the Identity Card (RG) No. 02437372-2 DETRAN/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Rua Lagoa das Garças, 200, apt. 704, Zip Code 22793-400, for the positions, respectively, of effective and alternate members of the Audit Board.

The investiture of the members of the Audit Board hereby elected or reelected, as the case may be, is subject to the signature of the respective investiture instrument, drawn up in the appropriate book, and such members accepted their respective titles by stating that they are fully aware of the law, fulfilling all legal requirements for the exercise of titles and are not prevented from exercising these titles by especial law or due to criminal conviction, or because they are under the effects of a penalty that prohibits, even temporarily, access to public offices, or by bankruptcy, malfeasance, graft or bribery, extortion, embezzlement or crimes against the consumer, against the national financial system, against antitrust laws, against consumer relations, public faith or property.

7.5.1       To consign that Mr. Rafael Morsch and Mrs. Doris Wilhem were indicated as candidates, respectively, to the effective and alternate members of the Audit Board, in the separate election held pursuant to paragraph 4 of article 161 of the Brazilian Corporation Law, having received 100,000 favorable votes, therefore remaining surpassed by the members now elected.

7.6.       To approve, by majority votes, with 966,101,601 favorable votes, 17,453,447 contrary votes, and 66,617,467 abstentions, pursuant to the Management Proposal, the overall annual compensation of the Management and the Audit Board of the Company, in the global anual amount of up to one hundred and fifty million reais (BRL 150,000,000.00), the amount of which includes: (a) up to twenty-one million reais (R$21,000,000.00) corresponding to the fixed compensation of the members of the Board of Directors; (b) up to one hundred and twenty-seven million, eight hundred and fifty thousand reais (R$ 127,850,000.00) corresponding to the fixed and variable compensation of the members of the Board of Executive Officers; (c) up to one million and one hundred and fifty thousand reais (R$1,150,000.00) corresponding to the fixed compensation of the members of the Audit Board; and (d) the amounts corresponding to the taxes and charges levied on the compensation and which are the Company’s responsibility, and also benefits of any nature that are included in such amounts.

At the Extraordinary Shareholders’ Meeting:

7.7       To approve, by majority vote, with 1,037,893,184 favorable votes, 2,019,786 contrary votes, and 9,983,616 abstentions, the restructure the Company's Bylaws, with specific amendments to reflect the changes to the Novo Mercado Rules of B3, of March 9, 2018.

7.7.1       The approval of item 7.7. will result in the following amendments: (i) amendment to the Sole Paragraph of Article 1; (ii) amendment to the caput and exclusion of § Two of Article 5; (iii) amendment to the Sole Paragraph of Article 7; (iv) amendment of the § Two and § Three of Article 10; (v) amendment of § One and § Two of Article 12; (vi) amendment of items “k” and “u” and exclusion of item “t” of Article 14; (vi) exclusion of § One of Article 24; (vii) amendment of § Two, alteration of items “a”, “d”, “e”, “f” and “g” of § Four of Article 25; (viii) inclusion of item "a" and amendment of item "f" of § One, amendment of item "a" of § Three, amendment of § Eight, § Nine and inclusion of § Thirteen to § Fifteen of Article 30; (ix) exclusion of § One from § Four and amendment of the caput of Article 31; (x) exclusion from Article 32 to 40; e (xi) amendment of Article 43. The aforementioned articles, paragraphs and items, as well as the other provisions of the Bylaws that had merely numerical alterations are effective with the new wording and numbering below, described and in accordance with the consolidation contained in the Company's Bylaws, in the form of Annex A to present AOEM:

“Article 1 - […]

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 5 – The capital stock of the Company, fully subscribed and paid-in, is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.

[…]

Article 7 - […]

Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

Article 10 - […]

§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.

§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.

Article 12 - […]

§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.

§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.

Article 14 - […]

(k)       to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);

[…]

(t) if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.

Article 25 – […]

§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

[…]

§ Four – […]

(a) evaluate the quarterly financial information, interim financial statements and financial statements;

[…]

(d) ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e) establish with the independent audit the work plan and the fee proposal;

(f) issue opinions on the hiring, compensation and replacement of the services of the independent audit;

(g) interact with the independent audit on matters related to the audit procedure;

[…]

Article 30 - […]

§ One – […]

(a) "Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

[…]

(f) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

[…]

§ Three – […]

(a) Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and

[…]

§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

[…]

§ Thirteen – The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s).

Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.”

7.2.3.       To authorize, by majority votes, with 1,039,910,319 favorable votes, 4,384 contrary votes, and 9,981,883 abstentions, the Company's managers to perform all measures that are necessary to implement the resolutions taken.

8.       Closure and Approval of the Minutes: Once the resolutions were closed, the Ordinary and Extraordinary Shareholders’ Meetings were suspended for the time necessary to draw up these Minutes. The meeting was reopened, these Minutes were read, found to be in compliance, approved and signed by those attending, having been considered signatories to the minutes, pursuant to art. 21-V, Paragraph 1, of ICVM 481/09, the shareholders whose distance voting ballots were considered valid by the Company and the shareholders who registered their attendance in the electronic system of remote attendance provided by the Company. The voting manifestation and abstention statements were presented, authenticated by the board and filed at the head office. The votes cast by the mechanism of Distance Voting Ballots, under the terms of ICVM 481/09, were filed with the Company. List of Shareholders attending is included in Annex B to these Minutes.

Salvador, April 27, 2021.

Board:

Walner Alves Cunha Junior Chairman	Iva Maria Souza Bueno Secretary

Annex A – Consolidation of the Bylaws

BYLAWS

SUZANO S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

BYLAWS

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Article 3 – The Company shall have indeterminate duration.

Article 4 – The objects of the Company are:

(a)	manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

(b)	formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

(c)	provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

(d)	transportation, by itself or by third parties;

(e)	holding interest as a partner or shareholder in any other company or project;

(f)	operation of port terminals;

(g)	generation and sale of electricity;

(h)	rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i)	rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(j)	operation of airports and landing fields.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock of the Company, fully subscribed and paid-in, is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.

§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.

§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.

Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I

THE BOARD OF DIRECTORS

Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.

§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.

Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Article 14 – The following shall be the attributes of the Board of Directors:

(a)	to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b)	if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c)	to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d)	if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e)	if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f)	if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(g)	if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

(h)	if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i)	to monitor and evaluate the economic and financial performance of the Company;

(j)	to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(k)	to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);

(l)	subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m)	if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n)	to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o)	if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p)	if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1)             to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;

(p.2)             to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3)             to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4)             to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5)             to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6)             to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q)	to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r)	to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;

(s)	if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

(t)	if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.

Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(a)	to represent the Board of Directors in dealings with other parties;

(b)	to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c)	to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)	to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE STATUTORY EXECUTIVE BOARD OF OFFICERS

Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three – The managers are not permitted to give personal guarantees.

Article 19 – In the temporary absence:

(a)	of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b)	of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously

Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:

(a)	to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

(b)	to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

(c)	to produce monthly interim financial statements and deliver them to the Board of Directors;

(d)	to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

(e)	to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;

(f)	to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

(g)	to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

(h)	to open and/or close branch offices or warehouses throughout the whole of Brazil;

(i)	to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

(j)	to seek continuous improvement in the organizational climate and results.

Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

(a)	in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b)	representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

(c)	representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

(d)	representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Article 23 – The following are attributions of the Chief Executive Officer:

(a)	without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

(b)	to represent the Company in its public and private relationships at high level;

(c)	to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

(d)	to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e)	to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)	to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

(g)	to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

(h)	to propose to the Board of Directors:

(h.1)	setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.2)	decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.3)	acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

(h.4)	formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V

THE AUDIT BOARD

Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four – The SAC shall have the following duties:

(a)	evaluate the quarterly financial information, interim financial statements and financial statements;

(b)	supervise the financial area;

(c)	ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d)	ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e)	establish with the independent audit the work plan and the fee proposal;

(f)	issue opinions on the hiring, compensation and replacement of the services of the independent audit;

(g)	interact with the independent audit on matters related to the audit procedure;

(h)	evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i)	evaluate and monitor the Company’s risk exposures.

§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

(a)	a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b)	the amounts allocated to Contingency Reserves, if constituted;

(c)	the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and

(d)	the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.

§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

(a)	declare a semi-annual dividend, on account of the annual dividend;

(b)	raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

(c)	declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.

Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.

CHAPTER VIII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One – For the purposes of these Bylaws:

(a)	"Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

(b)	“Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(c)	“Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(d)	“Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(e)	“Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and

(f)	“Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a)	Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and

(b)	one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.

§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.

§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.

§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX

SALE OF CONTROL

Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

CHAPTER X

PROCEDURES FOR NEW ACQUISITIONS

Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.

§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.

CHAPTER XI

LIQUIDATION

Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII

ARBITRATION PROCEEDING

Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.

* * * *

Annex B - List of Shareholders

Ordinary Shareholders Meeting

Viviane Lopes Guedes Alcoforado, CPF: 575.696.653-68;

Representative of Amundi Funds; Amundi Index Solutions; Best Investment Corporation; Cpr Invest; Fidelity Funds - Latin America Fund; Hsbc Etfs Public Limited Company; Hsbc Global Investment Funds - Brazil Equity; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hedge Multimercado FI; Itaú Hedge Plus Multimercado FD Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Momento Ações FDO de Investimento; Itaú Momento Esg Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Multimercado Global Equity Hedge FI; Itaú Multimercado Long and Shorts FI; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix Ações Fundo de Investimento; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Lcl Actions Emergents; Long Bias FIA; Moneda Latin American Equities Fund (delaware LP; Moneda Luxembourg Sicav- Latin America Equities Fund; Most Diversified Portfolio Sicav; Priviledge; Stichting Pensioenfonds Van de Nederlandsche Bank N.V; and WM Ibovespa Plus Fundo de Invest em Ações

Carlos Simas Tobias Fassio (CPF:054.732.577-04) and André de Almeida Rosa Soares (CPF:033.728.227-73, CPF: 006.695.727-30;

Representative of Ascese Fundo de Investimento em Ações; Dybra FIA; Dyc Fundo de Investimento em Ações; Dyna III Fundo de Investimento em Ações - Investimento no EX; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; Dynamo Cougar FIA; Sao Fernando IV FIA; and Tnad Fundo de Investimentos em Ações

Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49;

Representative of Daniel Feffer; David Feffer; Jorge Feffer; and Ruben Feffer

Vladmirdo Nascimento Pinto, CPF: 171.485.518-13;

Representative of Allure FIA - BDR Nível I; Kiron Institucional Fundo de Investimento em Ações; Kiron Master Fundo de Investimento em Ações; and Kiron Previdência XP Fie Fundo de Investimento em Ações

Maria Cecília Castro Neves Ipiña - Suzano Holding, CPF: 938.418.767-49;

Representative of Suzano Holding S A

Viviane Lopes Guedes Alcoforado, CPF: 575.696.653-68;

Representative of the Bank of New York ADR Department

Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49;

Representative of Alden Fundo de Investimento em Ações

Mariane Dias Vlach (OAB/SP n291.567);

Representative of Votorantim S/A

Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49;

Representative of Fundacao Arymax

Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49;

Representative of Polpar S/A

Débora Morsh, CPF: 393.791.320-34;

Representative of Hayp Fundo de Investimento em Ações

Bookkeeper

1895 Fonds Fgr; AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Acadian Ememrging Markets Equity Fund; Acadian Emerging Markets Equity II Fund, LLC; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast Prudential Flexible M-s P; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Advanced Series Trust-ast F. I. Amr Q. Portfolio; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Century Retirement Date Trust; American Century World Mutual Fd,inc-nt Emerging Markets FD; American Century World Mutual Funds, Inc Emerg Markets Fund; American Heart Association, Inc.; Andra Ap-fonden; Aqr Emerging Equities Fund Ii, L.P.; Aqr Lux Funds II - Aqr Style Premia: All Country Equity Fund; Arero - Der Weltfonds -nachhaltig; Argucia Endowment Fundo de Inv Multimercado; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Arrowstreet (canada) Global All-country Fund I; Arrowstreet Emerging Market Alpha Extension Trust; Arrowstreet Emerging Market Trust Fund; Arrowstreet Emk Alpha Extension Fund L.P.; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Ataulfo LLC; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Baron Collective Investment Trust; Baron Emerging Markets Fund; Baron Emerging Markets Fund Ltd.; Baron International Growth Fund; Barra Fundo de Investimento em Ações; Barthe Holdings LLC; Bellsouth Corporation Rfa Veba Trust; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Dynamic High Income Portfolio of Blackrock F II; Blackrock Emerging Markets Fund, Inc.; Blackrock Global Funds; Blackrock Global Funds World Agriculture; Blackrock Global Index Funds; Blackrock Institutional Equity Funds- Emerging Markets; Blackrock Institutional Trust Company na; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Multi-asset Income Portfolio of Blackrock Funds II; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Blk Magi Fund; Blue Shield of California em RT Plan the; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; Bpi Brasil, Fundo de Investimento Aberto Flexivel; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Post Corporation Registered Pension Plan; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron Master Pension Trust; Chevron UK Pension Plan; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Claritas Advisory Icatu Previdência FIM; Claritas Brasilprev Fife Fundo de Investimento Multimercado; Claritas Hedge Master Fundo de Investimento Multimercado LP; Claritas Inflacao Institucional FIM; Claritas Institucional Fundo de Investimento Multimercado; Claritas Long Bias Fundo de Investimento Multimercado; Claritas Long Bias Prev Fife FIM; Claritas Long Short Master Fundo Investimento Multimercado; Claritas Macro Previdência Fife Fundo de Investimento Multim; Claritas Previdência Fife Fundo de Investimento Multimercado; Claritas Previdência Master Fife Fundo de Investimento Multi; Claritas Total Return Master FIM; Claritas Valor FIA; Claritas XP Long Bias Previdência Fife Fundo de Investimento; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colorado Public Employees Ret. Association; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Bank Group Super; Commonwealth of Pennsylv.Pub.School Emp Ret S; Commonwealth Specialist Fund 4; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cornerstone Advisors Global Public Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Diam Brics Equity Mothr Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Rtb Nikko B. e. A. M. F.; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Danske Invest Sicav; Dela Depositary Asset Management B.V.; Delaware Pooled Trust - Macquarie e. M. P.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Diversified Markets (2010) Pooled Fund Trust; Diversified Real Asset Cit; Dow Retirement Group Trust; Durham County Council Pension Fund; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Esg Screened Fund B; Emerging Markets Equity Fund S of M P F World Funds, LLC; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Select ETF; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; F A S Viii: Fidelity Adv Emerging Markets Fun; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Emerging Markets All Cap Fund, LP; Fiam Group Trust for Emp Ben Plans: Fiam Emer Mkts Com Pool; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity Advisor Series Viii: Fidelity AD Glob EQ I Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Global Dividend Investment Trust; Fidelity Group Trust for Employee Benefit Plans: F O C Pool; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Inv. T. Fid. Emrg. Markets Fnd; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Flex International Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Global EQ Income Fund; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investment Trust: Fidelity Total International EF; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Securities Fund: Fidelity Otc K6 Portfoli; Fidelity Securities Fund: Fidelity Otc Portfolio; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; FIM Previdenciario Ihara II; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Florida State Board of Administration; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Freedom 100 Emerging Markets ETF; Frg Fundo de Investimento em Ações Claritas; Fulcrum Liquid Real Assets Fund; Fulcrum Ucits Sicav; Fundo de Investimento em Ações Mamore; Fundo de Investimento Multimercado Coliseu; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; General Pension and Social Security Authority; Global All Cap Alpha Tilts Fund; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Goldman Sachs Trust Ii- Goldman Sachs Multi-manager G e Fund; Government Employees Superannuation Board; Government of Singapore; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; Hand Composite Employee Benefit Trust; HC Capital Trust the Emerging Markets Portfolio; Highland Public Inflation Hedges Fund; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Iharaprev Fundo de Investimento Multimercado Previdenciario; Illinois Municipal Retirement Fund; Imp Diamond Fundo de Investimento Multimercado; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Expatriate Benefit Master Trust; International Monetary Fund; International Research Equity Extended Fund Usb, L; Internationale Kapita. Mbh Acting for Acc. Vgv Poolfonds Eme; Invesco Cleantech ETF; Invesco Latin American Fund (uk); Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Global Timber ETF; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Strategic Emerging Markets ETF; Investerings Foreningen Danske Invest; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Diversidied Fund; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpmorgan Funds Latin America Equity Fund; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kraneshares Msci Emerging Markets EX China Index e; Laborers and Retirement Board Employees Annuity Benefit; Lacm Emerging Markets Fund L.P.; Lacm Emii, L.P.; Lacm Global Equity Fund L.P.; Laerernes Pension Forsikringsaktieselskab; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Legal and General Assurance Pensions Mng Ltd; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Lgps Central Global Equity Active Multi Manager FU; Liontrust Investment Funds I - Liontrust Latin America Fund; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Managed Pension Funds Limited; Manulife Global Fund; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Memorial Sloan Kettering Cancer Center; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Merrill Lynch Investment Managers Limited; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Investment Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Latin American Equity Fund; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Middletown Works Hourly and Salaried Union Retiree; Mineworkers Pension Scheme; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Mirae Asset Global Discovery Fund; Missouri Local Government Employees Retirement System; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Investment Funds Sicav-sif; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund (irl); Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Master Collective Investment Trust; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multi-manager Icvc Multi-manager Intl EQ FD; Multipartner Sicav; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Nurses Association P P; New York State Teachers Retirement System; New Zealand Superannuation Fund; NN (l); NN Paraplufonds 1 N.V; Nomura Funds Ireland Plc - American Century Emergi; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Norges Bank; Normandia Fundo de Investimento de Ações; Normandia Institucional Master FIA; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets Pool; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Pension Board; Ontario Teachers Pension Plan Board; Oregon Public Employees Retirement System; Pace Int Emerg Mark Equity Investments; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Diversified Risk Multi-asset Fund, Ltd; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Pensioenfonds Werk EN (re)intergratie; Pensiondanmark Pensionsforsikringsaktieselskab; People S Bank of China; Pepsico Inc. Master Retirement Trust; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pioneer Emerging Markets Equity Fund; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Principal Funds, Inc - Diversified Real Asset Fund; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employes Ret System of Mississippi; Public Sector Pension Investment Board; Qic International Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Rbc O Shaughnessy Global Equity Fund; Rbc Quant Emerging Markets Equity Leaders ETF; Robeco Capital Growth Funds; Russell Investment Company Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investments Sustainable Global Shares EX F; Safra Esg Strategy Master Fundo de Investimento em Ações; Safra Exportacao Fundo de Investimento em Ações; Safra Private-fundo de Investimento em Ações; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Six Circles International Unconstrained Equity Fun; Skagen Kon-tiki Verdipapirfond; Southern Company System Master Retirement; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Acwi Low Carbon Target ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spdr SP Emerging Markets Fund; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wisconsin Invt. Board Master Trust; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - SS em Sri Enhanced e F; State Street Global A. L. S. - S. S. e. M. Esg S. e. e. F.; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street R. F. e. M. I. Non-lending Common T. Fund; State Street Variable Insurance Series Funds, Inc; Stiching Pensioenfonds Voor Huisartsen; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Storebrand Sicav; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Texas Municipal Retirement System; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Board of Regents of the University of Texas System; the Board of the Pension Protection Fund; the Commonwealth Fund; the Emerging M.S. of the Dfa I.T.CO.; the First Church of Christ Scient B Mass; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the Texas Education Agency; the Young Men S Christian Ass Ret Fund; Thomas White Emerging Markets Fund, LLC; Thomas White World Fund; Threadneedle Investment Funds Icvc; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Thrivent Core Emerging Markets Equity Fund; Thrivent International Allocation Fund; Thrivent International Allocation Portfolio; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; TM Fulcrum Diversified Absolute Return Fund; TM Fulcrum Diversified Liquid Alternatives Fund; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Transamerica Jpmorgan Tactical Allocation VP; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Tyler Finance LLC; Uaw Retiree Medical Benefits Trust; Ui-e - J P Morgan S/A DTVM; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vaneck Vectors Natural Resources ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: Emerging Markets Portfo; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Versus Capital Real Assets Fund LLC; Voya Emerging Markets Index Portfolio; VY T. Rowe Price International Stock Portfolio; Washington State Investment Board; Wellington Diversified Inflation Hedges Fund; Wellington Management Funds (ireland) Plc; Wellington Trust Company N.A.; Wellington Trust Company, National Association Mul; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; Xtrackers; e Xtrackers (ie) Public Limited Company

Direct

Agora Esmeralda Fundo de Investimento Multimercado; Agora Top 10 Index FIA; Bradesco FF Índice Ativo Fundo de Investimento em Ações; Bradesco FI em Ações Araucaria; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Equities; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Selection; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Crédito Privado Invest no Exterior CH; Bradesco FIM Long and Short; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Salubre; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco Funpresp Fundo de Investimento Multimercado; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradeseg Participações S/A; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Reserva Fundo de Investimento em Ações; Constellation Sulamerica Prev Fundo de Investimento Multimer; ETF Bradesco Ibovespa Fundo de Índice; FI Elo Ações Investimento no Exterior; FI em Ações Aruba; Fundo de Investimento de Ações Meaipe Ibx Ativo; Fundo de Investimento em Ações Ibovespa 157; Instituto Adv.de Jubilacao e Assistencia; Lux FIA; PG Prev - Sociedade de Previdência Privada; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; Trigono 70 Previdência Fundo de Investimento Multimercado; e Trigono Icatu 100 Fundo de Investimento em Ações Previdência

Extraordinary Shareholders Meeting

Viviane Lopes Guedes Alcoforado, CPF: 575.696.653-68;

Representative of Amundi Funds; Amundi Index Solutions; Best Investment Corporation; Cpr Invest; Fidelity Funds - Latin America Fund; Hsbc Etfs Public Limited Company; Hsbc Global Investment Funds - Brazil Equity; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hedge Multimercado FI; Itaú Hedge Plus Multimercado FD Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Momento Ações FDO de Investimento; Itaú Momento Esg Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Multimercado Global Equity Hedge FI; Itaú Multimercado Long and Shorts FI; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix Ações Fundo de Investimento; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Lcl Actions Emergents; Long Bias FIA; Moneda Latin American Equities Fund (delaware LP; Moneda Luxembourg Sicav- Latin America Equities Fund; Most Diversified Portfolio Sicav; Priviledge; Stichting Pensioenfonds Van de Nederlandsche Bank N.V; and WM Ibovespa Plus Fundo de Invest em Ações

Carlos Simas, Tobias Fassio (CPF:054.732.577-04) and André de Almeida Rosa Soares (CPF:033.728.227-73, CPF: 006.695.727-30;

Representative of Ascese Fundo de Investimento em Ações; Dybra FIA; Dyc Fundo de Investimento em Ações; Dyna III Fundo de Investimento em Ações - Investimento no EX; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; Dynamo Cougar FIA; Sao Fernando IV FIA; and Tnad Fundo de Investimentos em Ações

Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49;

Representative of Daniel Feffer; David Feffer; Jorge Feffer; e Ruben Feffer

Vladmir do Nascimento Pinto, CPF: 171.485.518-13;

Representative of Allure FIA - BDR Nível I; Kiron Institucional Fundo de Investimento em Ações; Kiron Master Fundo de Investimento em Ações; and Kiron Previdência XP Fie Fundo de Investimento em Ações

Maria Cecília Castro Neves Ipiña , CPF: 938.418.767-49; Suzano Holding S.A.

Representative of Suzano Holding S A

Viviane Lopes Guedes Alcoforado, CPF: 575.696.653-68;

Representative of the Bank of New York ADR Department

Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49;

Representative of Alden Fundo de Investimento em Ações

Mariane Dias Vlach (OAB/SP n291.567);

Representative of Votorantim S/A

Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49;

Representative of Fundacao Arymax

Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49;

Representative of Polpar S/A

Débora Morsh, CPF: 393.791.320-34;

Representative of Hayp Fundo de Investimento em Ações

Bookkeeper

1895 Fonds Fgr; AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Acadian Ememrging Markets Equity Fund; Acadian Emerging Markets Equity II Fund, LLC; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast Prudential Flexible M-s P; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Advanced Series Trust-ast F. I. Amr Q. Portfolio; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Century Retirement Date Trust; American Century World Mutual Fd,inc-nt Emerging Markets FD; American Century World Mutual Funds, Inc Emerg Markets Fund; American Heart Association, Inc.; Andra Ap-fonden; Aqr Emerging Equities Fund Ii, L.P.; Aqr Lux Funds II - Aqr Style Premia: All Country Equity Fund; Arero - Der Weltfonds -nachhaltig; Argucia Endowment Fundo de Inv Multimercado; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Arrowstreet (canada) Global All-country Fund I; Arrowstreet Emerging Market Alpha Extension Trust; Arrowstreet Emerging Market Trust Fund; Arrowstreet Emk Alpha Extension Fund L.P.; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Ataulfo LLC; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Baron Collective Investment Trust; Baron Emerging Markets Fund; Baron Emerging Markets Fund Ltd.; Baron International Growth Fund; Barra Fundo de Investimento em Ações; Barthe Holdings LLC; Bellsouth Corporation Rfa Veba Trust; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Dynamic High Income Portfolio of Blackrock F II; Blackrock Emerging Markets Fund, Inc.; Blackrock Global Funds; Blackrock Global Funds World Agriculture; Blackrock Global Index Funds; Blackrock Institutional Equity Funds- Emerging Markets; Blackrock Institutional Trust Company na; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Multi-asset Income Portfolio of Blackrock Funds II; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Blk Magi Fund; Blue Shield of California em RT Plan the; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; Bpi Brasil, Fundo de Investimento Aberto Flexivel; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Post Corporation Registered Pension Plan; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron Master Pension Trust; Chevron UK Pension Plan; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Claritas Brasilprev Fife Fundo de Investimento Multimercado; Claritas Hedge Master Fundo de Investimento Multimercado LP; Claritas Inflacao Institucional FIM; Claritas Institucional Fundo de Investimento Multimercado; Claritas Long Bias Fundo de Investimento Multimercado; Claritas Long Bias Prev Fife FIM; Claritas Long Short Master Fundo Investimento Multimercado; Claritas Macro Previdência Fife Fundo de Investimento Multim; Claritas Previdência Master Fife Fundo de Investimento Multi; Claritas Total Return Master FIM; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colorado Public Employees Ret. Association; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Bank Group Super; Commonwealth of Pennsylv.Pub.School Emp Ret S; Commonwealth Specialist Fund 4; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cornerstone Advisors Global Public Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Diam Brics Equity Mothr Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Rtb Nikko B. e. A. M. F.; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Danske Invest Sicav; Dela Depositary Asset Management B.V.; Delaware Pooled Trust - Macquarie e. M. P.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Diversified Markets (2010) Pooled Fund Trust; Diversified Real Asset Cit; Dow Retirement Group Trust; Durham County Council Pension Fund; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Esg Screened Fund B; Emerging Markets Equity Fund S of M P F World Funds, LLC; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Select ETF; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; F A S Viii: Fidelity Adv Emerging Markets Fun; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Emerging Markets All Cap Fund, LP; Fiam Group Trust for Emp Ben Plans: Fiam Emer Mkts Com Pool; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity Advisor Series Viii: Fidelity AD Glob EQ I Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Global Dividend Investment Trust; Fidelity Group Trust for Employee Benefit Plans: F O C Pool; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Inv. T. Fid. Emrg. Markets Fnd; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Flex International Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Global EQ Income Fund; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investment Trust: Fidelity Total International EF; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Securities Fund: Fidelity Otc K6 Portfoli; Fidelity Securities Fund: Fidelity Otc Portfolio; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; FIM Previdenciario Ihara II; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Florida State Board of Administration; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Freedom 100 Emerging Markets ETF; Frg Fundo de Investimento em Ações Claritas; Fulcrum Liquid Real Assets Fund; Fulcrum Ucits Sicav; Fundo de Investimento em Ações Mamore; Fundo de Investimento Multimercado Coliseu; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; General Pension and Social Security Authority; Global All Cap Alpha Tilts Fund; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Goldman Sachs Trust Ii- Goldman Sachs Multi-manager G e Fund; Government Employees Superannuation Board; Government of Singapore; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; Hand Composite Employee Benefit Trust; HC Capital Trust the Emerging Markets Portfolio; Highland Public Inflation Hedges Fund; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Iharaprev Fundo de Investimento Multimercado Previdenciario; Illinois Municipal Retirement Fund; Imp Diamond Fundo de Investimento Multimercado; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Expatriate Benefit Master Trust; International Monetary Fund; International Research Equity Extended Fund Usb, L; Internationale Kapita. Mbh Acting for Acc. Vgv Poolfonds Eme; Invesco Cleantech ETF; Invesco Latin American Fund (uk); Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Global Timber ETF; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Strategic Emerging Markets ETF; Investerings Foreningen Danske Invest; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Diversidied Fund; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpmorgan Funds Latin America Equity Fund; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kraneshares Msci Emerging Markets EX China Index e; Laborers and Retirement Board Employees Annuity Benefit; Lacm Emerging Markets Fund L.P.; Lacm Emii, L.P.; Lacm Global Equity Fund L.P.; Laerernes Pension Forsikringsaktieselskab; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Legal and General Assurance Pensions Mng Ltd; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Lgps Central Global Equity Active Multi Manager FU; Liontrust Investment Funds I - Liontrust Latin America Fund; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Managed Pension Funds Limited; Manulife Global Fund; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Memorial Sloan Kettering Cancer Center; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Merrill Lynch Investment Managers Limited; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Investment Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Latin American Equity Fund; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Middletown Works Hourly and Salaried Union Retiree; Mineworkers Pension Scheme; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Mirae Asset Global Discovery Fund; Missouri Local Government Employees Retirement System; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Investment Funds Sicav-sif; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund (irl); Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Master Collective Investment Trust; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multi-manager Icvc Multi-manager Intl EQ FD; Multipartner Sicav; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Nurses Association P P; New York State Teachers Retirement System; New Zealand Superannuation Fund; NN (l); NN Paraplufonds 1 N.V; Nomura Funds Ireland Plc - American Century Emergi; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Norges Bank; Normandia Fundo de Investimento de Ações; Normandia Institucional Master FIA; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets Pool; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Pension Board; Ontario Teachers Pension Plan Board; Oregon Public Employees Retirement System; Pace Int Emerg Mark Equity Investments; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Diversified Risk Multi-asset Fund, Ltd; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Pensioenfonds Werk EN (re)intergratie; Pensiondanmark Pensionsforsikringsaktieselskab; People S Bank of China; Pepsico Inc. Master Retirement Trust; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pioneer Emerging Markets Equity Fund; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Principal Funds, Inc - Diversified Real Asset Fund; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employes Ret System of Mississippi; Public Pension Agency; Public Sector Pension Investment Board; Qic International Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Rbc O Shaughnessy Global Equity Fund; Rbc Quant Emerging Markets Equity Leaders ETF; Robeco Capital Growth Funds; Russell Investment Company Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investments Sustainable Global Shares EX F; Safra Esg Strategy Master Fundo de Investimento em Ações; Safra Exportacao Fundo de Investimento em Ações; Safra Private-fundo de Investimento em Ações; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Six Circles International Unconstrained Equity Fun; Skagen Kon-tiki Verdipapirfond; Southern Company System Master Retirement; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Acwi Low Carbon Target ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spdr SP Emerging Markets Fund; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wisconsin Invt. Board Master Trust; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - SS em Sri Enhanced e F; State Street Global A. L. S. - S. S. e. M. Esg S. e. e. F.; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street R. F. e. M. I. Non-lending Common T. Fund; State Street Variable Insurance Series Funds, Inc; Stiching Pensioenfonds Voor Huisartsen; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Storebrand Sicav; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Texas Municipal Retirement System; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Board of Regents of the University of Texas System; the Board of the Pension Protection Fund; the Commonwealth Fund; the Emerging M.S. of the Dfa I.T.CO.; the First Church of Christ Scient B Mass; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the Texas Education Agency; the Young Men S Christian Ass Ret Fund; Thomas White Emerging Markets Fund, LLC; Thomas White World Fund; Threadneedle Investment Funds Icvc; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Thrivent Core Emerging Markets Equity Fund; Thrivent International Allocation Fund; Thrivent International Allocation Portfolio; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; TM Fulcrum Diversified Absolute Return Fund; TM Fulcrum Diversified Liquid Alternatives Fund; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Transamerica Jpmorgan Tactical Allocation VP; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Tyler Finance LLC; Uaw Retiree Medical Benefits Trust; Ui-e - J P Morgan S/A DTVM; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vaneck Vectors Natural Resources ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: Emerging Markets Portfo; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Versus Capital Real Assets Fund LLC; Voya Emerging Markets Index Portfolio; VY T. Rowe Price International Stock Portfolio; Washington State Investment Board; Wellington Diversified Inflation Hedges Fund; Wellington Management Funds (ireland) Plc; Wellington Trust Company N.A.; Wellington Trust Company, National Association Mul; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; Xtrackers; e Xtrackers (ie) Public Limited Company

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Agora Esmeralda Fundo de Investimento Multimercado; Agora Top 10 Index FIA; Bradesco FF Índice Ativo Fundo de Investimento em Ações; Bradesco FI em Ações Araucaria; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Equities; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Selection; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Crédito Privado Invest no Exterior CH; Bradesco FIM Long and Short; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Salubre; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco Funpresp Fundo de Investimento Multimercado; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradeseg Participações S/A; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Reserva Fundo de Investimento em Ações; Constellation Sulamerica Prev Fundo de Investimento Multimer; ETF Bradesco Ibovespa Fundo de Índice; FI Elo Ações Investimento no Exterior; FI em Ações Aruba; Fundo de Investimento de Ações Meaipe Ibx Ativo; Fundo de Investimento em Ações Ibovespa 157; Instituto Adv.de Jubilacao e Assistencia; Lux FIA; PG Prev - Sociedade de Previdência Privada; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; Trigono 70 Previdência Fundo de Investimento Multimercado; and Trigono Icatu 100 Fundo de Investimento em Ações Previdência